NEWS RELEASE

Endeavour Closes Acquisition of Bolanitos Property, Mine and
Plant Assets From Industrias Penoles SA de CV

Vancouver, Canada – June 4, 2007 - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) announces that it has now closed the acquisition of a 100% interest in the Bolanitos silver (gold) properties, mines and plant in Guanajuato State, Mexico, free and clear of any royalties, from three subsidiary companies of Industrias Penoles SA de CV (“Penoles”).

The purchase price was 800,000 common shares of Endeavour and a share purchase warrant giving Penoles the right to purchase a further 250,000 common shares of Endeavour at CA$5.50 per share within a two year period. Penoles now holds 2.8 million shares of Endeavour, or approximately 6.2% of the issued share capital.

The Bolanitos Mines project consists of 13 properties totalling 2071 hectares in two property groups (Bolanitos and Cebada), three operating silver (gold) mines (Bolanitos, Golondrina and Cebada), several past-producing silver (gold) mines, and the 500 tonne per day Bolanitos process plant. Cebada is located just 3 km north of the city of Guanajuato. Bolanitos and the plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and well maintained gravel roads.

In 2006, Bolanitos produced 255,766 oz silver and 3349 oz gold ( 423,216 oz Ag equivalents) from 76,532 tonnes ore grading 128 gpt silver and 1.62 gpt gold (6.1 oz per ton Ag equivalents), operating at about 43% of the Bolanitos plant capacity. (Silver equivalents based on 50 silver: 1 gold using $12 silver and $600 gold).

Endeavour took over the mine and plant operations on May 1, 2007 after purchasing the exploitation rights from Minas de la Luz SA de CV for US$2.25 million and 224,215 common shares. Management is currently preparing the 2007 production and exploration forecast, based on a new mine plan and new exploration targets.

Endeavour’s main short-term goal at Bolanitos is to invest immediately in mine development in order to increase mine production up to the 500 tpd plant capacity by year-end. Our longer term goals are to invest in exploration, find new higher grade orebodies and, if successful, evaluate the potential for a plant expansion. Bolanitos is a good example of Endeavour’s business model of acquiring under-capitalized silver mines and then investing the capital and expertise needed in order to unfold their full potential.

Godfrey Walton, M.Sc., P. Geo., is the Qualified Person who reviewed the historic production, reserve and technical data for the Bolanitos acquisition.

Endeavour also announces that the Annual General Meeting of the shareholders will be held at the Terminal City Club, Vancouver, BC at 10 AM, Thursday June 14, 2007. A corporate presentation will follow the meeting and all shareholders are invited to attend.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and Bolanitos in Guanajuato, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:
/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.